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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)(1)

                       AMERICAN SHARED HOSPITAL SERVICES
                       ---------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                  029595-10-5
                                  -----------
                                 (CUSIP Number)

                                 Richard Magary
                       American Shared Hospital Services
                      Four Embarcadero Center, Suite 3620
                     San Francisco, California  94111-4155
                                 (415) 788-5300
                     -------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 6, 1995
                                ---------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

         --------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-----------------------------                     -----------------------------
   CUSIP NO. 029595-10-5                                 PAGE 2 OF 6 PAGES
-----------------------------                     -----------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ernest A. Bates, M.D.
         SS# ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /


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3        SEC USE ONLY


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4        SOURCE OF FUNDS*
         PF


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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
         PURSUANT TO ITEMS 2(d) OR 2(e)


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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizenship:  United States


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                   7       SOLE VOTING POWER
                           2,666,000

  NUMBER OF        ------------------------------------------------------------
   SHARES          8       SHARED VOTING POWER
BENEFICIALLY               -0-
  OWNED BY
    EACH           ------------------------------------------------------------
 REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON                  2,666,000
    WITH
                   ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           -0-

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON
         2,666,000


-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
         CERTAIN SHARES*


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40%

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14       TYPE OF REPORTING PERSON*
         IN

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                                  SCHEDULE 13D

-----------------------------                     -----------------------------
   CUSIP NO. 029595-10-5                                   PAGE 3 OF 6 PAGES
-----------------------------                     -----------------------------



This Amendment No. 1 (this "Amendment") relates to the Statement on Schedule 13D (the "Statement") dated May 26, 1995 and filed with the Securities and Exchange Commission on behalf of Ernest A. Bates, M.D. (the "Reporting Person") with respect to the common shares, without par value (the "Common Shares"), of American Shared Hospital Services (the "Company").

Item 3 is hereby amended to read in its entirety:

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 6, 1995, upon approval of the Stock Option Agreement by the shareholders of the Company at its 1995 annual meeting, the Company issued an immediately exercisable option to acquire 1,495,000 Common Shares with an initial exercise price of $0.01 per share to Dr. Bates in partial consideration of his personal guarantee of $6,500,000 of new loans made to the Company (or its affiliates) by a third party lender and his continued service to the Company. No cash payment was made by Dr. Bates in connection with his receipt of such option. Dr. Bates will use personal funds to pay for the Common Shares upon exercise of the option.

Item 5 is hereby amended to read in its entirety:

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a) Dr. Bates beneficially owns 2,666,000 Common Shares, of which 1,495,000 are beneficially owned pursuant to an immediately exercisable option. The total outstanding number of Common Shares is 6,668,901 (which includes immediately exercisable options and warrants giving the holders the right to acquire up to an additional 929,500 Common Shares and Dr. Bates' option for 1,495,000 Common Shares). Dr. Bates' ownership represents 40% of the total outstanding Common Shares.

         (b) Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

         (c) On September 21, 1995, Dr. Bates transferred by gift (without consideration) Common Shares held by him to the following recipients in the respective amounts set forth: 7,000 shares to The Johns Hopkins University; 7,000 shares to the University of Rochester; 3,000 shares to the San Francisco Ballet Association; and 3,000 shares to the UCSF Foundation for the University of California at San Francisco Medical Center. On October 6, 1995, the Company issued an immediately exercisable option to acquire 1,495,000 Common Shares with an initial exercise price of $0.01 per share to Dr. Bates in partial consideration of his personal guarantee of $6,500,000 of new loans made to the Company (or its affiliates) by a third party lender and his continued service to the Company.

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                                  SCHEDULE 13D

-----------------------------                     -----------------------------
   CUSIP NO. 029595-10-5                                   PAGE 4 OF 6 PAGES
-----------------------------                     -----------------------------

         (d)     Not applicable.

         (e)     Not applicable.

Item 6 is hereby amended to read in its entirety:

ITEM 6         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO SECURITIES OF THE ISSUER


               On May 17, 1995, the Company completed the repurchase of approximately 96% of its outstanding Senior Subordinated Notes, which had been in default since October 1992, for a combination of cash, Common Shares and Warrants to purchase Common Shares. The repurchase of the Senior Subordinated Notes was the culmination of a restructuring of the Company's indebtedness. Funding for the repurchase was provided by two secured credit facilities that permit borrowings up to $6,500,000. Dr. Bates personally guaranteed the credit facilities. In partial consideration of these guarantees and Dr. Bates' continued service to the Company, the Company issued to Dr. Bates 184,000 Common Shares.

               On October 6, 1995, upon obtaining shareholder approval, the Company issued an option to purchase 1,495,000 Common Shares at $0.01 per share to Dr. Bates in partial consideration of individual guarantees of $6,500,000 of indebtedness of the Company and Dr. Bates' continued service to the Company. As a result of this option, Dr. Bates owns approximately 40% of the outstanding Common Shares (which includes immediately exercisable options and warrants giving the holders the right to acquire up to an additional 929,500 Common Shares and Dr. Bates' option for 1,495,000 Common Shares).

ITEM 7         MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 1. American Shared Hospital Services Stock Option Agreement for Ernest A. Bates, M.D., dated as of August 15, 1995. (Incorporated by Reference to the Company's Proxy Statement, Registration No. 1-8789)

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                                  SCHEDULE 13D

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   CUSIP NO. 029595-10-5                                  PAGE 5 OF 6 PAGES
-----------------------------                     -----------------------------



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated November 9, 1995             /s/ Ernest A. Bates, M.D.
                                            -----------------------------------
                                            (Signature)

                                            Ernest A. Bates, M.D.
                                            -----------------------------------
                                            (Name)

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                                  SCHEDULE 13D

-----------------------------                     -----------------------------
   CUSIP NO. 029595-10-5                                   PAGE 6 OF 6 PAGES
-----------------------------                     -----------------------------


                                    EXHIBITS

                 1. American Shared Hospital Services Stock Option Agreement for Ernest A. Bates, M.D., dated as of August 15, 1995. (Incorporated by Reference to the Company's Proxy Statement, Registration No. 1-8789)